UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Fifth Street Finance Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
31678A103

(CUSIP Number)
Leonard M. Tannenbaum
445 Hamilton Avenue
White Plains, New York 10601

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
March 19, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31678A103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEONARD M. TANNENBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,243,273

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,243,273

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,243,273

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

14	TYPE OF REPORTING PERSON*

	IN

Item 1. Security and Issuer
This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Fifth Street Finance Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 445 Hamilton Avenue, White Plains, New York 10601.
Item 2. Identity and Background
This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United State of America and the president, chief executive officer, and a director of the Issuer. Mr. Tannenbaum’s business address is 445 Hamilton Avenue, White Plains, New York 10601.
During the last five years, Mr. Tannenbaum has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The acquisition of the Shares reported on this Schedule 13D was made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds Shares as well as other securities in a margin account pursuant to a standard brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares reported herein.
Item 4. Purpose of Transaction
The acquisition of the Shares reported on this Schedule 13D was made with investment intent only and was not made with the intent of influencing or changing the control of the Issuer or otherwise influencing or changing the Issuer’s business or corporate structure or any material provisions in its charter, bylaws or other organizational documents.
Item 5. Interest in Securities of the Issuer
As of the date of this filing on Schedule 13D, Mr. Tannenbaum beneficially owns and has sole voting power over 1,243,273 shares of the Issuer, or 5.5% of the number of Shares issued and outstanding. Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the Securities and Exchange Commission on February 6, 2009, the Issuer had 22,641,615 issued and outstanding Shares. On January 29, 2009, the Issuer issued 161,206 Shares through its dividend reinvestment plan. The ownership percentage presented in this Schedule 13D has been calculated based on 22,802,821 issued and outstanding Shares, which represents the total of these two figures. Based on this amount, Mr. Tannenbaum has sole voting power over 5.5% of the total issued and outstanding Shares of the Issuer.
Mr. Tannenbaum has purchased a total of 140,389 Shares during the past 60 days. Please see the below chart detailing the date, price and number of shares purchased in connection with each acquisition made over the past 60 days. Mr. Tannenbaum made all such acquisitions in the open market through the New York Stock Exchange, except for the acquisitions on January 29, 2009, which were made through the Issuer’s dividend reinvestment plan.

		Quantity
Date	Price	of Shares
1/29/2009	$6.00	48,719
1/29/2009	$6.00	0.157
2/17/2009	$6.50	1,000
2/17/2009	$6.596	499
2/17/2009	$6.70	1,337
2/18/2009	$6.60	5,000
2/18/2009	$6.63	5,000
2/25/2009	$6.74	60
2/25/2009	$6.75	4,940
2/26/2009	$6.70	5,000
3/19/2009	$7.00	8,834
3/19/2009	$7.07	15,000
3/19/2009	$7.0955	10,000
3/23/2009	$7.00	35,000
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Tannenbaum holds 506,583 of the Shares reported herein in a margin account pursuant to a standard brokerage agreement.
Item 7. Materials to be Filed as Exhibits
Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2009

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum